Exhibit 99.1

ELBIT IMAGING ANNOUNCES ITS SUBSIDIARY, PLAZA CENTERS, HAS SIGNED A DEBT REPAYMENT AGREEMENT WITH FINANCING BANK OF ZGORZELEC PLAZA SHOPPING CENTER IN POLAND

Tel Aviv, Israel, June 30, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary of the Company, has signed a Debt Repayment Agreement (“DRA”) with the financing bank (the “Bank”) of Zgorzelec Plaza Shopping Center in Poland.

As part of the DRA, Plaza will make a payment of €1.1 million (in escrow) to the financing bank of the Shopping Center and the financing bank will deposit (in escrow) Release Letters for: (i) releasing a mortgage in favour of the Bank from a plot of land of Plaza in the city of Leszno, Poland; (ii) releasing of a recourse right obligation (of €1.1 million) under the corporate guarantee of Plaza and an additional subsidiary of Plaza; (iii) subordination agreement; and (iv) submission for enforcement on the loan.

The DRA also states that Plaza is obliged to make its best effort and cooperate with the Bank in trying to sell Zgorzelec Plaza Shopping Center. Simultaneous with this, the financing bank will seek a third party to be an Appointed Shareholder to purchase the shares of Zgorzelec Plaza Shopping Center for €1.

If a buyer or Appointed Shareholder is not found by 15 September 2016 the following steps will take place: The management of Zgorzelec Plaza Shopping Center will be transferred to an Appointed Manager elected by the Bank; The €1.1 million payment held in escrow will be transferred to the Bank; and the Release Letters will be given to Plaza and Plaza will stay as a silent shareholder in Zgorzelec Plaza Shopping Center until the end of 2016.

On conclusion of the transaction, Plaza expects to recognise an accounting profit of circa €10 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com